Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$10,976
Fixed charges	24,120
Capitalized interest	(207)
Distributions of earnings from unconsolidated affiliates	1,132
Total earnings	$36,021

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$22,431
Amortization of deferred financing costs	821
Interest expense on financing obligations	291
Capitalized interest	207
Interest component of rental expense	370
Total fixed charges	24,120
Distributions on Preferred Units	1,677
Total fixed charges and Distributions on Preferred Units	$25,797

Ratio of earnings to fixed charges	1.49
Ratio of earnings to combined fixed charges and Distributions on Preferred Units	1.40